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                                   EXHIBIT 6


FOR IMMEDIATE RELEASE:

               CIRCON BOARD REJECTS U.S. SURGICAL TENDER OFFER,
                       ADOPTS STOCKHOLDERS RIGHTS PLAN

   Santa Barbara, California (August 15, 1996) - Circon Corporation (NASDAQ-NMS:CCON) today announced that its Board of Directors recommended unanimously that Circon stockholders reject a tender offer by United States Surgical Corporation ("USS"), through its wholly-owned subsidiary, USS Acquisition Corp. for Circon shares.

   The Circon Board determined that Circon should continue to pursue its strategic plan and that Circon is not for sale at this time. Circon stated that the USS offer does not reflect the long-term values inherent in the company and in the opinion of Bear Stearns, Circon's financial advisor, the consideration offered is inadequate.

   "Execution of our strategic plan will generate superior value for our stockholders; we have no need to sell the company in order to realize that value," said Richard A. Auhll, Chairman of the Board and President of Circon, as well as a principal stockholder. "We find that USS's offer is entirely inadequate. As we broaden our product line, assimilate our Cabot acquisition, and implement cost-savings programs, we see potential for substantial growth in sales, profits and stockholder value. We understand USS's desire to capture that potential for itself, and to take advantage of recent weakness in the price of our stock. But this is neither an opportune time nor an adequate price for the liquidation of our, and our fellow stockholders', investment in Circon."

   Circon also announced that its Board has adopted a Stockholders Rights Plan. Pursuant to the Plan, Circon has declared a dividend distribution of Preferred Shares Purchase Rights to stockholders of record on August 26, 1996. Under certain circumstances, the Rights will become exercisable if a person tenders for or acquires 15% or more of Circon's Common Stock. With respect to the tender offer by USS, the Rights are not currently exercisable but may become exercisable at a date determined by the Board of Directors. If the 15% threshold is crossed, the Rights will entitle other stockholders to purchase Common Stock of Circon, or in certain circumstances, stock of the 15% acquiror, at a discount to market prices.

   Circon is the leading U.S. supplier of products for minimally invasive urological and gynecological surgery, including such hardware products as endoscopes and video systems, and such disposable products as urological stents, laparoscopic suction-irrigation devices, and a wide variety of gynecological products.

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CONTACTS:

   AT CIRCON:                               IN NEW YORK:
   Judy Wilkinson                           Daniel Katcher
   Abernathy MacGregor Group                Abernathy MacGregor Group
   (805) 685-5100                           (212) 371-5999